SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
Taxpayer’s number 02.558.118/0001 -65 – Registration number 31.3.0002535 -7

TELEMIG CELULAR S.A.
Publicly Held Company
Taxpayer’s number 02.320.739/0001 -06 – Registration number 31.3.0001299 -9

NOTICE TO THE MARKET

We  hereby  inform, as  per  article  12 of  Instruction  CVM n.  358/02,  that  we  have  received  from  our controlling shareholder, Vivo Participações S.A., the following letter:

VIVO PARTICIPAÇÕES S.A.

Taxpayers’ n. 02.558.074/0001 - 73  - Registration n. 35.3.001.587.9 - 2
Publicly Held Company with Authorized Capital

São Paulo, August 26, 2008.

To
Telemig Celular Participações S.A. and Telemig Celular S.A.
Rua Levindo Lopes, 258
Belo Horizonte, MG

Ref.:  Transfer of shares owned by Vivo Participações S.A to its wholly owned subsidiary TCO IP S.A.

Dear Sirs,

We hereby inform you, in compliance with article 12 of Instruction CVM n. 358/02, that Vivo Participações S.A. (“Vivo Part”) is transferring today to its wholly owned subsidiary TCO IP S.A (a closely held company enrolled in the taxpayer’s list under n. 04.225.487/0001 - 61) all of the 7,258,108 common shares  representing  53.899% of  the  voting  capital of  Telemig  Celular  Participações S.A.  and all of  the 969,932 preferred shares representing 4.265% of the preferred shares of Telemig Celular Participações  S.A. as payment for the shares to be issued by TCO IP S.A. as a consequence of the capital increase of TCO IP S.A. with the assignment of assets.

Because Telemig Celular Participações S.A. holds a controlling number of shares of Telemig Celular S.A., the transfer of shares of Telemig Celular Participações S.A. to TCO IP S.A. will cause an increase in the indirect equity participation of TCO IP S.A. in Telemig Celular S.A. (Telemig Celular Participações S.A. and Telemig Celular S.A. are jointly referred to as the “Companies”).

The capitalization of TCO IP S.A. with the assignment of assets as described above is being made for the purposes of concentrating in one company the shares of the Companies acquired by Vivo Part, which has acquired a controlling number of shares of the Companies. In order to minimize the financial costs for the acquisition of shares in the tender offer for preferred shares (“VTO”) and in the mandatory tender offer for acquisition of common shares (“MTO”) in compliance with article 254- of Law 6.404/76, TCO IP S.A. acted as the offeror instead of Vivo Part.

Therefore, all shares of the Companies directly or indirectly acquired by Vivo Part, by itself or through its wholly owned subsidiary TCO IP S.A. will, from now on, be held by only one company, TCO IP S.A., and will  continue to  be  owned  indirectly  by  Vivo  Part,  without  changing  the  controlling  structure of  the Companies and their respective administrative structures, as Vivo Part is the holder of 100% of the shares of TCO IP S.A.

Sincerely,

Vivo Participações S.A.

TCO IP S.A.

Ernesto Gardelliano

Investor Relations Officer for Vivo

Roberto Oliveira de Lima
Investor Relations Officer
Telemig Celular Participações S.A.
Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.